April 21, 2005

VIA EDGAR AND HAND DELIVERY

Adam Phippen

Staff Accountant

United States Securities

and Exchange Commission

450 Fifth Street N.W.

Washington DC 20549

Re:	Leslie’s Poolmart, Inc.
Form 10-K for the fiscal year ended October 2, 2004 (“Form 10-K”)
Form 10-Q for the period ended January 1, 2005 (“Form 10-Q”)

Dear Mr. Phippen:

On behalf of Leslie’s Poolmart, Inc (the “Company,” “we,” “our” or “Leslie’s”), we are transmitting herewith Amendment No. 1 to Form 10-K and Amendment No. 1 to Form 10-Q filed by the Company with the Securities and Exchange Commission (the “Commission”) on the date hereof. In this letter, we respond to the comments of the Staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 11, 2005. For your convenience, we have numbered and restated in bold each of the Staff’s comments contained in the April 11th letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2004 Compared to Fiscal Year 2003, page 12

1.	In future filings, where you describe two or more business reasons that contributed to a material change in financial statement line item between periods, please quantify the extent to which each change contributed to the overall changes in that line item, if practical. For example, where your provide a list of the contributing factors to your decrease in operating expenses when comparing fiscal year 2004 to

2.	fiscal year 2003, quantification of impacts should be provided. See Item 303(A) of Regulation S-K and Financial Reporting Codification 501.04.

Company Response: We agree. Accordingly, we will incorporate this request into our Form 10-K for the year ended October 1, 2005. In future filings, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that gross margin increased in fiscal year 2004 as compared to fiscal year 2003 due to improved distribution expenses. You should elaborate to explain why distribution expenses improved. See SEC Release No. 33-8350.

Company Response: We agree. Accordingly, we will incorporate this request into our Form 10-K for the year ended October 1, 2005.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 16

3.	In future filings, please revise your contractual obligations table to include estimated interest payments on your debt and preferred stock dividend payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www. Sec.gov.

Company Response: We agree. Accordingly, we have incorporated this comment into our Registration Statement on Form S-4 filed with the Commission on April 22, 2005 (“Form S-4”) and will incorporate this request into our Form 10-K for the year ended October 1, 2005.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

4.	Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. If you have determined that your retail store operations do not represent a separate operating segment from your residential and commercial catalog operations, please support for us in detail this determination. Also tell us your basis for aggregating any identified operating segments, including how you meet all of the aggregation criteria in paragraph 17 of SFAS 131. Notwithstanding the preceding, please provide in future filings the disclosures required by paragraph 26 of SFAS 131.

Company Response: The Company believes it has one reportable operating segment for financial reporting purposes in accordance with SFAS 131. We sell our merchandise through our stores and catalogs. The revenues generated from our residential and commercial catalog operation have very similar economic characteristics as our store locations. They have the same nature of product and services, have the same production processes, are distributed from the same distribution network to many of the same customers, are supported by the same administrative support group and are subject to the same regulatory environment. Furthermore, during our fiscal year 2004, approximately 98.8% of our reported revenues were registered at the Company’s store locations. During this time frame, our residential and commercial catalog operation accounted for 1.2% of our revenues, which we deem to be immaterial. We will continue to assess our operations in the future to determine whether it is appropriate to identify more than one reportable operating segment in accordance with SFAS 131. Also, in future filings with the Commission, we will provide the disclosures required by paragraph 26 of SFAS 131.

5.	Based on your item 1 disclosures, we understand that you sell several types of products and services. In future filings, please provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable.

•	Pool chemicals

•	Major equipment

•	Cleaning and testing equipment

•	Pool covers

•	Reels

•	Liners

•	Above-ground pools

•	Recreational items

•	Service department revenues

If you believe that other product or service categories are more appropriate, please advise.

Company Response: The Company is a specialty retailer and on average our stores stock and sell an average of only 1,700 items per location, the majority of which satisfy similar customer needs. We cater almost exclusively to the owners of swimming pools or those who maintain swimming pools and as such, the vast majority of the products or service groups we sell can be appropriately categorized as swimming pool supplies. We do not believe that breaking sales out in more detail would provide meaningful information, and it would be burdensome to do so. We will continue to assess our operations in the future to determine whether it is appropriate to provide revenue disclosures by product and service group required by paragraph 37 of SFAS 131.

Note 2. Summary of Significant Accounting Policies

Property, Plant and Equipment, page 27

6.	We note, based on your disclosures on page 7, that most of your leases are 5 years. We also note that leasehold improvements are amortized over 5-10 years. Please clarify your disclosure in future filings regarding the methodology for amortizing leasehold improvements to indicated how renewal options in the leases are considered in determining the depreciable life of the improvements. Show us supplementally what the revised disclosure will look like.

Company Response: The Company amortizes leasehold improvements over the current term of each respective operating lease. The current disclosure is correct. While most of our leases have terms of five years, we have a few leases with longer terms. For these leases with longer terms, leasehold improvements are amortized over the longer period of time consistent with the longer term of such lease. We will clarify this in future filings with the Commission and supplementally, this disclosure will be shown in our Notes to the Consolidated Financial Statements as follows;

Depreciation and amortization are computed using the straight–line method (considering appropriate salvage values) and leasehold improvements are amortized over the life of the initial lease term. These charges are based on the following estimated average useful lives:

Buildings and improvements	5-39 years
Vehicles, machinery and equipment	3-10 years
Office furniture and equipment	3-7 years
Leasehold improvements	5-10 years

Cost of Sales, page 28

7.	Please disclose in future filings and tell us supplementally the amount of cooperative advertising payments received in each period presented. Please also revise your MD&A to discuss any material changes in the amount of vendor consideration (including purchase volume rebates, cooperative advertising, etc.) received each period.

Company Response: We agree. Accordingly, we will incorporate this request into our Form 10-K for the year ended October 1, 2005. For the years ending October 2, 2004, September 27, 2003, and September 28, 2002, the Company’s recorded advertising expense was shown net of cooperative advertising of $412,000, $235,000 and $0, respectively.

Shipping and Handling Costs, page 28

8.	We note that you record amounts paid to you by customers for shipping and handling costs as a reduction of sales. As required by EITF 00-10, please revise your future filings to classify amounts paid to you by customers for shipping and handling costs as revenue.

Company Response: The Company does record as revenues the amounts paid to us by our customers for shipping and handling costs. The disclosure on page 28 of our Form 10-K was in error and incorrectly states our practices. We have incorporated this comment into the Form S-4 to show that we conform as required by EITF 00-10.

Note 4. Property, Plant and Equipment, page 30

9.	Please supplementally explain and clarify future disclosures to indicate what “addresses” refers to in the “building and addresses” line item of the table.

Company Response: We agree. Accordingly, we will incorporate this request into our Form 10-K for the year ended October 1, 2005. The “addresses” in the “building and addresses” line item of the table on page 30 of the From 10-K, reflects the costs associated with gathering the mailing addresses in our customer database, which we use in our advertising efforts.

Note 7, Leases page 32

10.	In disclosing rental expense under operating leases, please provide separate amounts, if material, for minimum rentals and contingent rentals. Provide amounts for each period for which a statement of income is presented. See paragraph 16 of SFAS 13.

Company Response: The Company currently has only five leases that provide for contingent rent based on sales and during 2004 only one of these locations had any contingent rent paid. We believe that this amount is immaterial and therefore do not disclose separate amounts for contingent rentals in our Form 10-K. We will continue to assess the components of our rental expense under operating leases in the future to determine whether it is appropriate to disclose separate amounts for minimum rentals and contingent rentals.

Note 13. Stock Based Compensation Expense, page 36

11.	We note that you use the intrinsic value method under APB 25 to value employee stock based compensation. Since quoted market prices of your common stock are not available, please disclose in future filings how you determine the fair value of your stock on each measurement date for purposes of determining the intrinsic value of options granted. We are particularly interested to understand how you determined the fair value of the 190,200 stock options granted during fiscal 2004 at a weighted average exercise price of $5.80. It appears that you determined an intrinsic value of zero for these options. Yet we noticed that in January 2005, four months after year-end fiscal 2004, holders of your common stock received $15 per common share in connection with your recapitalization. Please support for us in detail your determination that the options granted in fiscal 2004 had no intrinsic value, thus requiring no stock based compensation expense. We may have further comment.

Company Response: We agree that in future filings with the Commission, we will disclose how we determine the fair value of our stock on each measurement date for purposes of determining the intrinsic value of options granted.

The fair value of the common stock underlying the options granted during fiscal 2004 were determined to have a value of $5.80 per share, as that amount was the most recent price paid for our common stock by a third party and no significant intervening events had occurred to change this established fair value price. Between August and September of 2003, 1,008,030 shares of the Company’s common stock and 526,820 warrants for the Company’s common stock (greater than 15% of fully diluted shares then outstanding) were either sold or repurchased for $5.80 per share in eleven separately negotiated arms length transactions. Over 90% of the 190,200 options granted with an exercise price of $5.80 per share during fiscal 2004 were issued within two months of the most recent sale transaction in September 2003. As our stock is privately held and has no quoted market price, we determined the $5.80 per share to be the fair value of the common stock underlying the options granted during fiscal 2004. As such we believe the option shares granted at $5.80 per share were granted at the then fair market value and there is no intrinsic value related to the grant of these options.

For purposes of SFAS No. 123, Accounting for Stock-Based Compensation, the fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted–average assumptions: risk free interest rate of 4.0%, expected volatility of 0%; expected lives of 7 years and no expected dividend yield. At the time of this calculation, the Company had no knowledge of the recapitalization transaction that would occur in January of 2005.

12.	Please confirm to us that you are accounting for as variable the 198,500 options that were re-priced in February 2001. Refer to paragraph 38 of FIN 44. Also revise your disclosures in future filings to indicate how you are accounting for the re-priced options and the resulting impact on your statements of income for each period presented. Show us supplementally how the revised disclosure would read for the historical periods presented.

Company Response: The Company is not accounting for as variable the 198,500 options that were issued in August 2001. The 198,500 options were previously cancelled in February 2001 and were reissued in August 2001, more than six months after they were cancelled. The holders of these cancelled options were entitled to receive these options at a price equal to the then market value of the Company’s stock as determined by the Company’s Board of Directors. The financial statements incorrectly stated that the options were repriced. We will correct this language in future filings to indicate they were cancelled and reissued and have incorporated this change into the Form S-4.

Item 9a. Controls and Procedures, page 38

13.	In future filings, please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify “any changes,” not just “significant” changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

Company Response: We agree. Accordingly, we will incorporate this request into our Form 10-K for the year ended October 1, 2005.

Exhibit 31.1

14.	Please revise your certifications to read exactly as set forth in Item 601 of Regulation S-K. Please similarly amend your Form 10-Q for the period ending January 1, 2005. Please ensure you file the entire Forms 10-K and 10-Q in the amended documents, and not just the amended certifications.

Company Response: We agree and have revised Exhibits 31.1 and 31.2. We have incorporated this request into our amended Form 10-K and 10-Q and will incorporate this request in all future filings with the Commission.

Form 10-Q for the period ended January 1, 2005

Notes to Financial Statements

Note 7. Subsequent Events, page 5

15.	Please tell us how you accounted for your January 25, 2005 recapitalization, including the basis in GAAP for your accounting. Ensure your response is clear in terms of whether the recapitalization resulted in any step-up in value of your assets and liabilities and why or why not.

Company Response: The January 25, 2005 recapitalization transaction was accounted for, as a series of equity transactions and there was no change in the accounting basis for the Company’s recorded assets and liabilities. Accordingly, no goodwill or other intangible assets was recorded related to this transaction.

Item 4. Controls and Procedures

16.	We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures based on an evaluation that was performed “during the last 90 days.” However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Please revise your disclosure accordingly in the amended Form 10-Q filing.

Company Response: In response to the Staff’s request, we have clarified on page 12 of the amended Form 10-Q that our certifying officers are disclosing their conclusions as to the effectiveness of our disclosure controls and procedures based on an evaluation that was performed as of the end of the period covered by the Form 10-Q.

17.	You state that your certifying officers evaluated the effectiveness of your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to material information related to the Company that is required to be included in [your] periodic SEC filings. Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act rule 13a-15(e). Such revisions should be included in your amended Form 10-Q filing.

Company Response: In response to the Staff’s request, we have clarified on page 12 of the amended Form 10-Q that our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our periodic SEC filings is being accumulated and communicated to our management, including our chief executive officer and principal financial officer to allow timely decisions regarding required disclosure.

Please address any additional questions or comments concerning this letter to the undersigned. My direct telephone number is 602-366-3861, and facsimile is 602-366-3942.

Best regards,

Leslie’s Poolmart, Inc.

Donald J. Anderson

Chief Financial Officer

    (Principal Financial and Accounting Officer)

cc:	Lawrence Hayward, Chairman and CEO
Leslie’s Poolmart, Inc.
3925 E. Broadway Road, Suite 100, Phoenix, Arizona 85040

Kevin McHolland, Partner
Ernst & Young LLP
Ernst & Young Tower, One Renaissance Square
2 North Central Avenue, Suite 2300

Phoenix, AZ 85004
Jennifer Bellah Maguire
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071